Consent of Independent Auditor

We consent to the inclusion in this Amendment No.1 to the Registration Statement on Form S-4 (No. 333 - 185118) of Crescent Financial Bancshares, Inc., related to its merger with ECB Bancorp, Inc., of our report dated November 15, 2012, with respect to the balance sheet of VantageSouth Bank as of December 31, 2011 and 2010, and the related statements of operations, changes in shareholders’ equity and cash flows for each of the years then ended, and to the reference to us under the heading “Experts” in such Registration Statement. Our report refers to the restatement of the 2011 and 2010 financial statements for the correction of errors to reflect the retrospective application of a change in reporting entity.

/s/ Dixon Hughes Goodman LLP

Raleigh, North Carolina

December 21, 2012